Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for July 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for July 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In July 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.90% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 10.69%, 10.73% and 11.39%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 12.18%. Of which, passenger traffic for domestic, regional and international routes increased by 11.12%, 12.92% and 14.58%, respectively as compared to the same period last year. The passenger load factor was 83.08%, representing an increase of 0.94 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 0.32 percentage point, 1.52 percentage points and 2.32 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in July 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 5.95% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 0.50% as compared to the same period last year. The cargo and mail load factor was 49.19%, representing a decrease of 3.19 percentage points as compared to the same period last year.

In July 2019, the Group has newly launched the following major routes: Shenzhen-Lanzhou-Shenzhen route, Shenyang-Changsha-Shenyang route and other routes (seven flights per week) since 19 July 2019; Beijing-Hohhot-Beijing, Shenyang-Nanchang-Shenyang route and other routes (seven flights per week) since 20 July 2019; Haikou-Nanning-Haikou route (seven flights per week) since 23 July 2019 and Pudong-Bangkok-Pudong route (four flights per week) since 26 July 2019.

In July 2019, the Group introduced three aircraft, including one A321NEO aircraft and two A320NEO aircraft, and terminated the lease of two aircraft, including one A320 aircraft and one EMB190 aircraft. As of the end of July 2019, the Group operated a fleet of 850 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 350 Series	0	1	0	1
Airbus 330 Series	10	30	8	48
Airbus 320 Series	94	89	129	312
Boeing 787 Series	4	23	7	34
Boeing 777 Series	8	16	0	24
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	17	23

Total	283	243	324	850

KEY OPERATION DATA OF JULY 2019

Capacity	July 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,647.52	14.20	11.12	111,115.67	9.14
Regional	338.69	7.83	12.92	2,149.11	13.95
International	7,934.12	13.41	14.58	49,865.99	14.12

Total	25,920.33	13.87	12.18	163,130.77	10.68

RTK (in million)
Domestic	1,663.10	10.35	10.07	10,688.16	7.98
Regional	31.72	6.09	13.59	203.46	13.79
International	1,189.46	8.21	7.24	7,652.15	7.83

Total	2,884.28	9.41	8.92	18,543.77	7.98

RTK - Cargo and Mail (in million)
Domestic	133.52	-3.50	1.57	926.38	-1.81
Regional	2.44	15.67	22.06	14.93	10.20
International	507.24	4.69	-1.11	3,291.31	0.60

Total	643.19	2.91	-0.50	4,232.62	0.09

Passengers carried (in thousand)
Domestic	11,622.44	13.10	9.37	73,204.56	7.60
Regional	250.82	10.81	12.23	1,615.45	11.52
International	1,857.77	13.44	17.08	11,683.57	13.36

Total	13,731.03	13.10	10.40	86,503.58	8.41

Cargo and mail carried (in thousand tonnes)
Domestic	81.58	-3.20	-0.60	570.65	-3.53
Regional	2.14	16.49	22.19	13.14	10.40
International	59.11	5.92	1.67	381.64	2.72

Total	142.82	0.64	0.61	965.43	-0.98

Capacity	July 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,270.48	14.38	10.69	134,455.85	9.21
Regional	431.17	5.46	10.73	2,793.96	11.15
International	9,497.11	12.25	11.39	59,966.31	12.64

Total	31,198.76	13.59	10.90	197,216.12	10.26

ATK (in million)
Domestic	2,390.63	14.69	10.15	15,231.13	8.91
Regional	50.72	9.40	12.95	321.54	11.78
International	1,674.01	7.60	7.96	10,940.67	9.15

Total	4,115.36	11.63	9.28	26,493.33	9.04

ATK - Cargo and Mail (in million)
Domestic	476.28	15.99	8.02	3,130.10	7.77
Regional	11.91	24.53	20.84	70.08	14.08
International	819.27	3.15	4.60	5,543.70	5.94

Total	1,307.47	7.66	5.95	8,743.88	6.65

Load Factor	July 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.97	-0.12	0.32	82.64	-0.05
Regional	78.55	1.73	1.52	76.92	1.89
International	83.54	0.86	2.32	83.16	1.08

Total	83.08	0.21	0.94	82.72	0.31

Cargo and Mail Load Factor
Domestic	28.03	-5.67	-1.78	29.60	-2.89
Regional	20.46	-1.57	0.20	21.30	-0.75
International	61.91	0.91	-3.57	59.37	-3.16

Total	49.19	-2.27	-3.19	48.41	-3.17

Overall Load Factor (RTK/ATK)
Domestic	69.57	-2.74	-0.05	70.17	-0.60
Regional	62.55	-1.95	0.35	63.28	1.12
International	71.05	0.40	-0.48	69.94	-0.86

Total	70.09	-1.42	-0.23	69.99	-0.69

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 August 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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